NO ACT

D.C.

P.E

10-9-07



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Act 1934
Section
Rule 14d-11; 14d-10(a)(2) + 14d-11(f)
Public Availability October 9 2007



October 9, 2007

Jeffrey L. Kochian, Esq.
Gibson, Dunn & Crutcher LLP
200 Park Avenue
47th Floor
New York, NY 10166

Re: Telemar Participações S.A. – Tender Offer

Dear Mr. Kochian:

We are responding to your letter dated October 9, 2007 addressed to Brian V. Breheny and Adé K. Heyliger, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for exemptive and no-action relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance hereby grants an exemption from:

- Exchange Act Rule 14d-11. The exemption from Rule 14d-11 permits the Company to include a subsequent offering period that will begin as of the expiration of the initial offering period and continue until the end of the period required under Brazilian law, including any extensions of the period required by the CVM as described in your letter.

- Rule 14d-10(a)(2) and Rule 14d-11(f). The exemptions from Rule 14d-10(a)(2) and Rule 14d-11(f) permit the Company to offer consideration during the subsequent offering period which differs from the consideration offered during the initial offering period solely by virtue of the incremental interest payment calculated as of the Auction Date through the date of payment, as required under Brazilian law and described in your letter.

In addition, on the basis of your representations and the facts presented in your letter, the staff of the Division of Corporation Finance will also not recommend enforcement action pursuant to Rule 14e-1(b) under the Exchange Act if the Company pays consideration which will fluctuate during the subsequent offering period because of the interest accrued thereon, as required by Brazilian law and described in your letter.

The foregoing exemptions and no-action position are based solely on the representations and the facts presented in your letter, as supplemented by telephone conversations with the Commission staff. The relief is strictly limited to the application of the rules listed above to this transaction. You should discontinue this transaction pending further consultations with the staff if any of the representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. The participants in this transaction must comply with these and any other applicable provisions of the federal securities laws. The Division of Corporation Finance expresses no view on any questions that may be raised by the proposed transaction, including but not limited to the adequacy of disclosure concerning an applicability of any other federal or state laws to the proposed transaction.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

200 Park Avenue New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com

JKochian@gibsondunn.com

October 9, 2007

Direct Dial
(212) 351-3953
Fax No.
(212) 351-4035

Client No.
C 92712-00010

Brian V. Breheny, Chief
Adé K. Heyliger, Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Telemar Participações S.A.—No-Action Request (Commission File No. 333-133992)*

Gentlemen:

We are writing on behalf of our client Telemar Participações S.A., a *sociedade anônima* organized under the laws of the Federative Republic of Brazil (the "*Company*").

BACKGROUND

On June 20, 2007, the Company commenced a tender offer (the "*Tender Offer*") for any and all outstanding preferred shares, no par value (the "*Preferred Shares*"), including any and all Preferred Shares represented by American Depositary Shares ("*ADSs*"), of its subsidiary, Tele Norte Leste Participações S.A., a *sociedade anônima* organized under the laws of the Federative Republic of Brazil ("*TNL*"), at a price of R$35.09 per Preferred Share in cash (the "*Original Offer Price*"), as adjusted by reference to the Brazilian *Taxa Referencial-TR* ("*BTR*") from April 10, 2007, (the "*Tender Offer Announcement Date*"), to the date of payment, as described in the original offer to purchase dated June 20, 2007, as may be amended from time to time (the "*Original Offer to Purchase*"), and the related offering materials filed on the same day with the United States Securities and Exchange Commission (the "*Commission*") on a combined Schedule TO and Schedule 13E-3 (the "*Combined Schedule TO*"), filed on the same day, as amended. In

Brazil, the Tender Offer is subject to regulation by the Brazilian Securities Commission (*Comissão de Valores Mobiliários*, the "*CVM*").

On September 21, 2007, the Company increased the price to be paid in the Tender Offer to R$45.00 (the "*Offer Price*") per Preferred Share in cash, with no BTR adjustment,[1] pursuant to an amendment and restatement of the Original Offer to Purchase dated September 21, 2007 (the "*Offer to Purchase*"), filed with the Commission as Amendment No. 7 to the Combined Schedule TO on the same day and mailed to holders of Preferred Shares in the United States and to holders of ADSs.

The Tender Offer is a single, unitary, fixed-price offer made to all holders of Preferred Shares (including Preferred Shares represented by ADSs) in Brazil and the United States, upon terms and conditions compliant with the applicable regulations of both jurisdictions, at the Offer Price (R$45.00) for holders who validly tender and do not validly withdraw prior to the Expiration Date (as defined below), net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes. The Tender Offer is conditioned on, among other things, the valid tender of at least two-thirds of the outstanding Preferred Shares (including Preferred Shares represented by ADSs) held by public shareholders[2] (the "*Minimum Condition*").

As disclosed in the Offer to Purchase, the Offer Price compares favorably to market prices for TNL shares over the past 12 months. Further, the Offer Price represents a premium of (i) approximately 60.3% for Preferred Shares over the weighted average closing price for the 30 trading days immediately preceding the Tender Offer Announcement Date and (ii) approximately 28.2% over the Original Offer Price.

The initial offering period of the Tender Offer will expire on October 10, 2007 unless extended by the Company (the "*Expiration Date*"). In accordance with applicable Brazilian

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[1] CVM regulations do not require a BTR adjustment during the initial offering period of the Tender Offer. However, it is customary to include the BTR adjustment in the initial offering period, and such BTR adjustment was included with respect to the Original Offer Price, to account for the volatile nature of Brazilian currency and the passage of time between the Tender Offer Announcement Date, the commencement of the Tender Offer and the settlement of the Tender Offer.

[2] The term "public shareholders" is defined in the Offer to Purchase as all shareholders other than (1) the Company and its affiliates, including the Company's controlling shareholders, and (2) officers or members of the Board of Directors or Fiscal Council (*Conselho Fiscal*) of TNL.

regulations, and subject to the terms and conditions set forth in the Offer to Purchase, all Preferred Shares (including Preferred Shares represented by ADSs) validly tendered on or prior to the Expiration Date and not validly withdrawn on or prior to the Expiration Date will be purchased by the Company in a single "auction" transaction conducted on the São Paulo Stock Exchange (*Bolsa de Valores de São Paulo*, "*BOVESPA*") at 1:15 p.m. Brasília time, on October 11, 2007 (the "*Auction Date*"). Later the same day, the Company will announce the results of the Tender Offer in a press release and a Brazilian *fato relevante* (notice of material fact), which will be filed with the Commission as an exhibit to an amendment to the Combined Schedule TO.

DISCUSSION

As described in the Offer to Purchase, applicable CVM regulations[3] provide that, if the Company has acquired through the Tender Offer more than two-thirds of the Preferred Shares (including Preferred Shares represented by ADSs) held by public shareholders, any remaining holder of Preferred Shares has the right (the "*Put Right*") to require the Company to purchase its shares, at any time during a three-month period immediately following the Auction Date (the "*Put Right Period*"). Purchases of Preferred Shares pursuant to the Put Right will be made at the Offer Price (R$45.00) as adjusted by the BTR from the Auction Date to the date payment is made for such shares during the Put Right Period, net of stock exchange and settlement fees, any applicable brokerage fees or commissions and applicable withholding taxes.

Due to the Minimum Condition, which requires the valid tender of at least two-thirds of the outstanding Preferred Shares (including Preferred Shares represented by ADSs) held by public shareholders, in accordance with applicable CVM regulations,[4] upon a successful completion of the Tender Offer, the Company will be obligated to make the Put Right available to all holders of Preferred Shares (including holders of Preferred Shares represented by ADSs). As described in the Offer to Purchase, the Put Right Period would commence immediately following the purchase of the shares under the Tender Offer on the Auction Date, and is expected to expire on January 11, 2008.

The Company believes that the Put Right is substantially equivalent to, and will treat the Put Right in the same manner as, a subsequent offering period pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the *"Exchange Act"*). We hereby request that the staff of the Commission (the "*Staff*"), based on the facts and circumstances described in this letter, grant the Company relief from the provisions of Rule 14d-11 to allow a subsequent offering period of three months from the Auction Date. Additionally, insofar as applicable

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[3] Art. 10, para. 2 of CVM Instruction No. 361/02.

[4] Arts. 3(III), 15 and 37 of CVM Instruction no. 361.

Brazilian law requires the price paid to purchase shares on exercise of the Put Right to include an upward adjustment at the monthly BTR through the date payment is made during the Put Right Period, which will result in a variance of such price depending on the date the Put Right is exercised by any holder, we hereby also request that the Staff, based on the facts and circumstances described in this letter, grant the Company relief from the provisions of Rule 14d-11(f) and Rule 14d-10(a)(2) as well as no-action relief under Rule 14e-1(b) in connection with the BTR adjustment to the purchase price and the payments for shares upon exercise of the Put Right in accordance with that requirement.

The Put Period

As indicated above, we believe the Put Right operates as the equivalent of a subsequent offering period under Rule 14d-11 and meets the requirements of the Rule. The existence and terms of the Put Right were disclosed in the Offer to Purchase. The Company will immediately accept and promptly pay for all Preferred Shares (including Preferred Shares represented by ADSs) that are validly tendered and not validly withdrawn during the initial offering period in accordance with the terms of the Offer to Purchase. On the Auction Date, the Company will announce the results of the Tender Offer, including the approximate number and percentage of Preferred Shares purchased, the commencement of the Put Right Period and an undertaking by the Company to immediately accept and promptly pay for all Preferred Shares tendered pursuant to the Put Right. As required by applicable Brazilian regulations,[5] the price at which the Company will acquire any Preferred Shares pursuant to the Put Right will be the Offer Price per Preferred Share, adjusted by the BTR in the manner described above.

The only respects in which the Put Right departs from the requirements of Rule 14d-11 are: (i) its duration, which exceeds the 20 business days provided for by the Rule, and (ii) the requirement of applicable Brazilian law that the Tender Offer price include an upward adjustment through the date of payment, as described above, which in the case of purchases on exercise of the Put Right will necessarily vary depending on the date the Put Right is exercised. We do not believe that these differences detract from the characterization of the Put Right as a subsequent offering period. The Company believes that the Put Right is consistent with the objectives of investor protection and equal treatment reflected in Rule 14d-11, because it is intended as a "safety net" for the protection of shareholders who did not participate in the Tender Offer and affords them an opportunity to dispose of their holdings in the now less liquid securities of TNL at the Offer Price (as adjusted by the BTR). More importantly, the Put Right (including the adjustment by the BTR) is a statutory right granted to shareholders, and imposed on the Company, by the applicable rules of the CVM.

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[5] Art. 10, para. 2 of CVM Instruction No. 361/02.

In light of the foregoing, we respectfully request that the Staff grant the Company relief from the provisions of Rule 14d-11 to allow a Put Right Period of three months from the Auction Date.

BTR Adjustment

As described above, applicable Brazilian law requires the price paid to purchase shares on exercise of the Put Right to include the upward adjustment at the monthly BTR from the Auction Date through the date of payment, which will vary depending on the date the Put Right is exercised by any holder. Any variance in the amount of the adjustment paid on exercise of the Put Right results only from the passage of time between the Auction Date and the date of payment. We believe that the increase in purchase price that results from this varying upward adjustment is *de minimis*. For your reference, the BTR was approximately 0.0472% as of September 18, 2007.[6]

Rule 14d-10(a)(2) provides that no bidder shall make a tender offer unless the consideration paid to any security holder pursuant to the tender offer is the highest consideration paid to any other security holder during such tender offer. The promulgating release indicates that the purpose of Rule 14d-10(a)(2) is to eliminate discriminatory treatment among security holders who may desire to tender their shares. The obligation of the Company to include in the price paid to purchase shares on exercise of the Put Right, during the Put Right Period, the upward adjustment for the BTR through the date of payment would conflict with the provisions of Rule 14d-10(a)(2), as the consideration paid to holders upon exercise of the Put Right would fluctuate depending on when such Put Right is exercised. We are therefore also respectfully requesting that the Staff grant the Company relief from Rule 14d-10(a)(2) to permit the Company to pay consideration which will fluctuate during the subsequent offering period as a result of the inclusion of the required upward adjustment. Because the difference in payments is solely in respect of the mandated upward adjustment required to be paid under applicable Brazilian law, we believe that the requested relief is consistent with the purpose of Rule 14d-10(a)(2).

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[6] The BTR is a prospective monthly index, calculated daily by the Brazilian Central Bank, and valid for one month from that date. For example, the BTR published on September 18, 2007, is applicable from that date through October 17, 2007. The rate published on October 18, 2007, is applicable from that date through November 17, 2007. The BTR adjustment (which is required by Brazilian law) is included to account for the volatile nature of Brazilian currency and the passage of time between the Auction Date and the date on which the Put Right may be exercised by any holder.

Rule 14d-11(f) requires that the amount of consideration offered during the subsequent offering period be the same as that offered during the initial offering period. By virtue of the requirement under applicable Brazilian law that the price paid to purchase shares on exercise of the Put Right include an upward adjustment at the monthly BTR through the date of payment during the Put Right Period, this is not permissible under Brazilian law in the context of the Put Right. We are therefore respectfully requesting that the Staff grant to the Company relief under Rule 14d-11(f) to offer consideration during the Put Right Period that differs from that offered during the initial offering period solely to permit the inclusion of such mandatory upward adjustment.

In addition, to the extent that Rule 14e-1(b) (which prohibits, among other things, an increase or decrease in the consideration offered in a tender offer unless the tender offer remains open for at least ten business days from the date that notice of such change is first published or sent or given to security holders) may be deemed applicable by virtue of the variation in the price paid during the Put Right Period, we are respectfully requesting that the Staff confirm that it will not recommend any enforcement action against the Company under Rule 14e-1(b).

We believe that the relief requested herein is consistent with that granted by the Commission in similar situations in the past, such as the relief granted with respect to the Offer by the Telemex Entities for Common Shares and Preferred Shares of Embratel Holdings December 6, 2006); Offer by the Bayer Entities for Ordinary Shares and ADSs of Schering AG (September 26, 2006); the Offer by The Blackstone Entities for all Ordinary Shares of Celanese AG and ADSs of Celanese AG (December 16, 2004); the Offer by Sanofi-Synthélabo for Ordinary Shares and ADSs of Aventis (June 10, 2004); the Offer by Serena Software, Inc. for Shares and ADSs of Merant plc (April 13, 2004); the Offer by Schlumberger Limited for Ordinary Shares of Sema plc (March 2, 2001) and the Offer by Amerada Hess Corporation for Shares and ADSs of LASMO plc (December 13, 2000).

* * * * *

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith. In addition, a copy of this letter is being submitted via email.

If the Staff has any questions concerning this request or requires additional information, please do not hesitate to contact Kevin Kelley (212-351-4022) or Jeffrey L. Kochian (212-351-3953) of Gibson, Dunn & Crutcher LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Kindly acknowledge receipt of this letter by stamping the enclosed copy and returning it to the undersigned in the self-addressed, stamped envelope provided.

Very truly yours,



Jeffrey L. Kochian

cc: Kevin W. Kelley, Gibson, Dunn & Crutcher LLP
James J. Moloney, Gibson, Dunn & Crutcher LLP
José Augusto da Gama Figueira, Telemar Participações S.A.

END